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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DAKOTA GROWERS PASTA COMPANY, INC.
(Name of Subject Company (Issuer))

BLUEBIRD ACQUISITION CORPORATION
a wholly owned subsidiary of

AGRICORE UNITED HOLDINGS INC.
a wholly owned subsidiary of

VITERRA INC.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
Series D Non-Cumulative Delivery Preferred Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

23422P106
23422P205
(Cusip Number of Class of Securities)

Kevin Barbero
Viterra Inc.
2625 Victoria Avenue
Regina, Saskatchewan, Canada S4T 7T9
(306) 569-4411
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Brian J. Fahrney
Pran Jha
Sidley Austin LLP
One South Dearborn
Chicago, Illinois
(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$219,722,211.20	$15,667.00

(1)
Estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase up to 11,957,874 shares of common stock, par value $0.01 per share (the "Common Shares"), of Dakota Growers Pasta Company, Inc. (the "Company") at an offer price of $18.28 per share, and up to 11,322,745 shares of Series D Non-Cumulative Delivery preferred stock, par value $0.01 per share (the "Series D Shares") at an offer price of $0.10 per share. Such shares, as of March 19, 2010, consist of (i) 10,764,932 Common Shares outstanding, (ii) 1,065,000 Common Shares reserved for issuance upon the conversion of the Company's outstanding Series F Convertible Preferred Stock, $.01 par value per share (the "Series F Shares"), which Series F Shares are convertible into Common Shares on a 1:1 basis, (iii) 127,942 Common Shares reserved for issuance upon the exercise of outstanding rights, warrants or options to acquire Common Shares or exercise, settlement or conversion of any other equity-based awards outstanding under the Company's equity stock plans and (iv) 11,322,745 Series D Shares outstanding.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (together with amendments and supplements hereto, this "Schedule TO") is filed by (i) Bluebird Acquisition Corporation, a North Dakota corporation (the "Purchaser") and a wholly owned subsidiary of Agricore United Holdings Inc., a Delaware corporation ("Agricore") and a wholly owned subsidiary of Viterra Inc., a corporation incorporated under the laws of Canada ("Viterra"), (ii) Agricore, and (iii) Viterra. This Schedule TO relates to the offer by the Purchaser to purchase (A) all of the outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights under the Second Amended and Restated Rights Agreement, dated as of April 26, 2002, between the Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent, the "Common Shares") of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the "Company"), at a purchase price of $18.28 per Common Share and (B) all of the outstanding shares of Series D Non-Cumulative Delivery Preferred Stock, par value $0.01 per share (the "Series D Shares") of the Company, at a purchase price of $0.10 per Series D Share, in each case net to the seller in cash, without interest and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2010 (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) through (a)(1)(C), respectively.

        Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Dakota Growers Pasta Company, Inc., a North Dakota corporation. The Company's principal executive officers are located at One Pasta Avenue, Carrington, North Dakota 58421. The Company's telephone number at such address is (701) 652-2855.

        (b)   This Schedule TO relates to the outstanding Common Shares and the outstanding Series D Shares of the Company. The Company has advised Agricore that, as of March 19, 2010, (i) 10,764,932 Common Shares were issued and outstanding and 62,007,126 Common Shares are available for issuance, (ii) 2,100,000 Common Shares are reserved for issuance upon the conversion of the Series F Convertible Preferred Stock, $.01 par value per share (the "Series F Shares") of the Company, (iii) 127,942 Common Shares are reserved for issuance upon the exercise of outstanding rights, warrants or options to acquire any Common Shares or exercise, settlement or conversion of any other equity-based awards outstanding under the Company's stock option plans, (iv) no Common Shares are held in the treasury of the Company, (v) 32,237 Common Shares are reserved for issuance and available for the future grant of equity-based awards under the Company's stock option plans, (vi) 11,322,745 Series D Shares are issued and outstanding, and (vii) 1,065,000 Series F Shares are issued and outstanding.

        (c)   The information set forth in the section of the Offer to Purchase entitled "Price Range of Company Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) - (c) This Schedule TO is filed by Viterra, Agricore and the Purchaser. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning the Purchaser, Agricore and Viterra" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Introduction", "Certain Information Concerning the Purchaser, Agricore and Viterra", "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Introduction", "Price Range of Company Shares; Dividends", "Certain Effects of the Offer", "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning the Purchaser, Agricore and Viterra", "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning the Purchaser, Agricore and Viterra", "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

        (a)(2) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company", "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4) Not applicable.

        (a)(5) The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit Number	Description of Exhibits
(a)(1)(A)	Offer to Purchase dated March 23, 2010
(a)(1)(B)	Letter of Transmittal for Common Shares (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Letter of Transmittal for Series D Shares (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(D)	Notice of Guaranteed Delivery
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)
Joint Press Release issued by Viterra Inc. and Dakota Growers Pasta Company, Inc. on March 10, 2010 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 10, 2010)
(a)(5)(B)	Summary Newspaper Advertisement as published in the Wall Street Journal on March 23, 2010
(a)(5)(C)	Press Release issued by Viterra Inc. on March 23, 2010
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Dakota Growers Pasta Company, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2010)
(d)(2)
Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and La Bella Holdings LLC (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 22, 2010)
(d)(3)
Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and MVC Capital, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 22, 2010)
(d)(4)
Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Timothy J. Dodd (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 22, 2010)

Exhibit Number	Description of Exhibits
(d)(5)	Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Edward O. Irion (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 22, 2010)
(d)(6)
Guarantee by Viterra Inc. for the benefit of Dakota Growers Pasta Company, Inc. dated as of March 10, 2010 (incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2010)
(d)(7)	Reciprocal Confidentiality Agreement dated as of May 20, 2009 between Dakota Growers Pasta Company, Inc. and Viterra Inc.
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2010	BLUEBIRD ACQUISITION CORPORATION
	By:	/s/ RAY DEAN Name: Ray Dean Title: Senior Vice President and General Counsel/Corporate Secretary
	By:	/s/ COLLEEN VANCHA Name: Colleen Vancha Title: Senior Vice President Investor Relations & Corporate Affairs
Date: March 23, 2010	AGRICORE UNITED HOLDINGS INC.
	By:	/s/ RAY DEAN Name: Ray Dean Title: President
	By:	/s/ KEVIN BARBERO Name: Kevin Barbero Title: Vice President
Date: March 23, 2010	VITERRA INC.
	By:	/s/ RAY DEAN Name: Ray Dean Title: President
	By:	/s/ KEVIN BARBERO Name: Kevin Barbero Title: Vice President

 EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(1)(A)	Offer to Purchase dated March 23, 2010
(a)(1)(B)	Letter of Transmittal for Common Shares (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Letter of Transmittal for Series D Shares (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(D)	Notice of Guaranteed Delivery
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)
Joint Press Release issued by Viterra Inc. and Dakota Growers Pasta Company, Inc. on March 10, 2010 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 10, 2010)
(a)(5)(B)	Summary Newspaper Advertisement as published in the Wall Street Journal on March 23, 2010
(a)(5)(C)	Press Release issued by Viterra Inc. on March 23, 2010
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Dakota Growers Pasta Company, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2010)
(d)(2)
Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and La Bella Holdings LLC (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 22, 2010)
(d)(3)
Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and MVC Capital, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 22, 2010)
(d)(4)
Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Timothy J. Dodd (incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 22, 2010)

Exhibit Number	Description of Exhibits
(d)(5)	Tender and Support Agreement dated as of March 10, 2010, by and among Agricore United Holdings Inc., Bluebird Acquisition Corporation and Edward O. Irion (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by Viterra, Agricore and the Purchaser with the Securities and Exchange Commission on March 22, 2010)
(d)(6)
Guarantee by Viterra Inc. for the benefit of Dakota Growers Pasta Company, Inc. dated as of March 10, 2010 (incorporated herein by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2010)
(d)(7)	Reciprocal Confidentiality Agreement dated as of May 20, 2009 between Dakota Growers Pasta Company, Inc. and Viterra Inc.
(g)	Not applicable
(h)	Not applicable

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  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURES
EXHIBIT INDEX